UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number                 001-14905

BNSF Railway Company

Non-Salaried Employees 401(k) Retirement Plan

2650 Lou Menk Drive

Fort Worth, Texas 76131-2830

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

*

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2006.

Fort Worth, Texas

June 23, 2021

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	As of December 31,

	2020	2019

ASSETS

Investments, at fair value:

Investment in BNSF 401(k) Plans Master Trust (Note 4)	$3,103,491	$2,920,387

Investments, at contract value:

Investment in BNSF 401(k) Plans Master Trust relating to fully benefit-responsive contracts (Note 4)	482,819	410,384

Total investments	3,586,310	3,330,771

Receivables:

Notes receivable from participants	143,045	152,764

Total assets	3,729,355	3,483,535

LIABILITIES

Contributions owed to participants	2	13

NET ASSETS AVAILABLE FOR BENEFITS	$3,729,353	$3,483,522

The accompanying notes are an integral part of the financial statements.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2020

Additions to net assets:
Plan interest in 401(k) Plans Master Trust investment income (Note 4)	$476,206
Interest income from notes receivable from participants	7,507

Contributions:
Employer	9,528
Participant	162,006

Total contributions	171,534

Total additions to net assets	655,247

Deductions from net assets:
Benefit payments to participants	408,169
Asset transfers to other plans, net	1,064
Administrative expenses	183

Total deductions from net assets	409,416

Net increase in net assets	245,831

Net assets available for benefits:
Beginning of year	3,483,522

End of year	$3,729,353

The accompanying notes are an integral part of the financial statements.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

NOTE 1 - DESCRIPTION OF PLAN

The following description of the BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. BNSF Railway Company, including its majority-owned subsidiaries, (collectively, BNSF Railway) is a wholly-owned subsidiary of Burlington Northern Santa Fe, LLC (BNSF).

General

The purpose of the Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is to offer eligible non-salaried employees of BNSF Railway an opportunity to invest a portion of their income on a regular basis through payroll deductions. These amounts, supplemented in some cases by BNSF Railway’s matching contributions, may be invested at the participant’s direction in various investment funds.

Effective January 1, 2011, based on a Memorandum of Agreement between the Brotherhood of Locomotive Engineers and Trainmen (BLET) and BNSF Railway Company, on approximately March 1 of each year, BNSF Railway will contribute a single vested contribution on behalf of each eligible employee (BLET Contribution).

Administration

The Plan is administered by BNSF’s Vice President and Chief Human Resources Officer (the Plan Administrator). Vanguard Fiduciary Trust Company (the Trustee) is responsible for the custody and management of the Plan’s assets, and an affiliate of the Trustee provides recordkeeping services to the Plan. BNSF Railway’s Employee Benefits Committee is responsible for appointing and removing the Trustee, specifying the investment options available under the Plan (if not otherwise mandated by the Plan), and reviewing benefit claims appeals.

Master Trust

The Plan participates in the BNSF 401(k) Plans Master Trust (the Master Trust) and, along with the Burlington Northern Santa Fe Investment and Retirement Plan (the Salaried Plan), owns a percentage of the assets in the Master Trust.

Eligibility

Employees eligible under the Plan include any person who establishes seniority under a collective bargaining agreement that provides for participation in this Plan. An employee shall be eligible to participate in the Plan upon the earlier of completion of not less than one year of continuous service with BNSF Railway or a 12-month period, computed with reference to the date on which the employee’s employment commenced, and anniversaries thereof, during which the employee has not less than 1,000 hours of service, or a shorter period of participation service that an applicable collective bargaining agreement may provide for an eligible employee.

Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating an allocation method for such deductions.

Employee eligibility for the BLET contribution is based on employees who received earnings in the engineer’s craft and did not terminate employment with BNSF Railway for reasons other than death or retirement.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

Contributions

Compensation, as generally defined under the Plan, is the total of salary and other amounts received for personal services rendered as an eligible employee, excluding disciplinary or judicially ordered back pay awards, severance benefits, bonuses and certain other payments set forth in the Plan. The Plan provides that the annual compensation of each employee taken into account under the Plan for any year may not exceed a limitation pursuant to requirements of the Internal Revenue Code (IRC). During 2020, the limitation was $285 thousand. The maximum limitation on combined total before-tax and after-tax employee contributions (other than catch-up contributions) is 25% of compensation or such other maximum amount provided in an applicable collective bargaining agreement. All employee-elected contributions are made by means of regular payroll deductions.

BNSF Railway matches 25% of the first 4% of employee-elected before-tax contributions and/or Roth contributions for each pay period for employees whose collective bargaining agreement provides for a BNSF Railway match. Matching contributions are made in cash, as soon as practicable after the end of each pay period.

In addition, certain participants may elect to have BNSF Railway make sick leave deposits into the Plan in lieu of compensation for unused sick time in accordance with an agreement between BNSF Railway and the Transportation-Communications International Union.

The BLET contribution provides a single vested contribution equal to 25% of 1% of the qualified earnings for each employee in the engineer’s craft during the preceding calendar year. Qualified earnings include gross earnings paid in the engineer’s craft and any profit-sharing payment made to the eligible employee, including any deferrals made under this Plan, and excluding certain retroactive payments.

During the 2020 Plan year, in accordance with the provisions of the IRC, no participant could elect more than $26 thousand in before-tax and/or Roth after-tax contributions, which included a $6.5 thousand limit for catch-up contributions for participants age 50 or older before the close of the Plan year. This limitation does not include BNSF Railway’s matching contributions. In addition, the Plan provides that annual contributions for highly-compensated employees (as defined by the IRC) may be limited based on the average rate of contributions for lower-compensated employees. In no event may the total of employee-elected pre-tax contributions, employee after-tax contributions, and BNSF Railway’s matching contributions exceed the lesser of $57 thousand ($63.5 thousand including catch-up contributions) or 100% of a participant’s compensation, as defined in IRC Section 415(c)(3), for any participant in a calendar year, subject to certain cost-of-living adjustments. Contributions with respect to any participant may be further reduced to the extent necessary to prevent disqualification of the Plan under Section 415 of the IRC, which imposes additional limitations on contributions and benefits with regard to employees who participate in other qualified plans.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, BNSF Railway matching contributions, interest, dividends and gains and losses attributable to such contributions. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Participants may direct the investment of their account balances into investment options offered by the Plan. At December 31, 2020, the Plan offers a company stock fund (the Company Stock Fund) which consists of Berkshire Hathaway Inc. (Berkshire) Class B common stock (BNSF is a wholly-owned, indirect subsidiary of Berkshire), five mutual funds, seventeen common / collective trusts and a stable value fund as investment options for participants, all of which are held by the Master Trust.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

Participants may allocate both elective and employer contributions to any or all of the investment options in multiples of 1%. Participants may reallocate amounts from one investment option to another on a daily basis within certain guidelines as described in the Plan document and the relevant investment prospectus.

No investment election or interfund transfer may result in the investment of more than 20% of the value of a participant’s account in the Company Stock Fund. Investment election funds that exceed the 20% limit are invested in a target retirement trust designed for investors planning to retire on a date closest to the participant’s 65th birthday.

Vesting

Participants are immediately vested in their elective contributions plus any income or loss thereon. BNSF Railway’s matching contributions become fully vested in accordance with the following schedule:

Number of Years of Vesting Service*	Vested Percentage
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

* The term “Vesting Service” is defined as the number of plan years in which the participant is compensated for at least 1,000 hours of work by BNSF Railway, in any capacity.

Participants are immediately vested in any BLET contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1 thousand up to a maximum equal to the lesser of $50 thousand or 50% of their vested account balance. Participants may have up to two loans outstanding at any time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan account. Loan terms can be up to five years, or fifteen years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear fixed interest at the prime rate as of the first business day of the quarter in which the loan is made plus 1%. Interest rates on loans outstanding as of December 31, 2020 and 2019, range from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions for active employees.

Benefit Payments to Participants

Subject to certain Plan and IRC restrictions, a participant may, at any time, elect to withdraw all or a specified portion of the value of the participant’s account in the Plan, including vested BNSF Railway’s matching contributions. Both the Plan and the IRC allow a participant who has not attained age 59 1⁄2 to withdraw the participant’s pre-tax and Roth after-tax contributions only in the event of hardship (as defined in the Plan). Earnings on pre-tax contributions credited after December 31, 1988, are not available for withdrawal for hardship.

No distribution from the Plan, unless in the event of hardship or attainment of age 59 1⁄2, will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary), becomes disabled or otherwise terminates employment with BNSF Railway.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

By law, a distribution of benefits must occur or commence no later than April 1 of the calendar year following the latter of the year when a participant attains age 72 or retires. In the event of the death of a participant, the participant’s account is distributed to their beneficiary. Immediate lump-sum distributions are required in the case of accounts valued at up to $5 thousand. Mandatory lump-sum distributions which are greater than $1 thousand will be transferred to an individual retirement account for the benefit of the participant unless the participant elects to receive the distribution directly or roll-over the distribution into another eligible retirement plan.

Forfeited Accounts

The Plan provides for the forfeiture of nonvested BNSF Railway matching contributions related to terminated employees. Forfeitures shall be used in the following order (as described by the Plan document):

–	First, to restore previously forfeited amounts of other participants who have resumed employment with BNSF Railway;
–	Second, to offset future BNSF Railway matching contributions; and
–	Finally, to pay administrative expenses of the Plan.

Forfeitures of $41 thousand were used to offset BNSF Railway matching contributions in 2020. At December 31, 2020 and 2019, unused forfeited balances totaled $7 thousand and $3 thousand, respectively.

Plan Amendment and Termination

The Plan may be amended at any time. No such amendment, however, may adversely affect the rights of participants in the Plan with respect to contributions made prior to the date of the amendment. BNSF Railway matching contributions are subject to collective bargaining and, based on mutual agreement between the union and BNSF, may be discontinued. The Plan may be terminated at any time at the election of BNSF Railway. However, if there has been no mutual agreement to end matching contributions, such contributions must be made to another plan in which the bargained employees are eligible to participate. In the event the Plan is terminated, each participant shall receive the full amount of Plan assets in their respective accounts.

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. The Plan provides for an individual account for each participating employee. Plan benefits are based solely on the amount contributed to the participating employee’s account plus any income, expenses, gains and losses attributed to such account. Consequently, Plan benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Berkshire’s Class B common stock allocated to the participant’s account.

CARES Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted and signed into law. The Plan has implemented certain provisions of the CARES Act, including allowing qualifying participants to take coronavirus-related distributions of up to $100,000, increasing the maximum loan amount available to qualifying participants to the lesser of $100,000 or their vested balance, and the deferral of loan repayments for up to a year.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America (GAAP) and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The Plan’s financial statements have been prepared under the accrual basis of accounting in accordance with GAAP.

Investments held by a defined contribution plan are required to be reported at fair value except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contracts because contract value is the amount participants would receive if they were to initiate a permitted withdrawal transaction under the terms of the Plan. The Plan holds investments, including fully benefit-responsive investment contracts through the Master Trust. The Statements of Net Assets Available for Benefits and The Statement of Changes in Net Assets present the fair value of the investment in the Master Trust as well as the contract value relating to fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation or depreciation in the fair value of investments consists of realized and unrealized gains and losses on investments.

Risks and Uncertainties

The Plan provides for various investment options that include stocks, mutual funds, common / collective investment trusts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements.

The COVID-19 pandemic caused a significant economic slowdown in 2020. Prices of most investments declined initially but by year-end had recovered or surpassed their pre-pandemic values. The effects of the COVID-19 pandemic are ongoing, and the full extent to which they may impact the Plan’s net assets available for benefits and changes in net assets available for benefits remains uncertain and will depend on future developments.

Benefit Payments to Participants

Benefits are recorded when paid.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

Transfers

BNSF sponsors the Salaried Plan that also participates in the Master Trust along with the Plan. If a participant’s union status changes, they may elect to transfer their account balance into the corresponding plan.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments in the ASU modify the disclosure requirements related to fair value measurements, which modified or added various disclosure requirements related to fair value measurements. The Plan adopted the ASU for year ended December 31, 2020. Adoption of the standard did not have a material impact on the Plan’s financial statement disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan’s interest in the Master Trust is stated at fair value for all investments other than fully benefit-responsive investment contracts, which are stated at contract value. Various inputs are used to determine the fair value of the Plan’s investments which can be categorized into the following three levels:

Level 1 - Quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 - Other inputs that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations in which all significant inputs are observable.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The fair value of the Plan’s interest in the Master Trust is based on the underlying participant-directed investment options. The investments held by the Master Trust are valued as follows:

(1) Investments in mutual funds are valued based on quoted prices from the public exchanges on which the funds are actively traded, which is classified as Level 1 in the hierarchy.

(2) The Company Stock Fund is a unitized stock fund and operates similar to a mutual fund in that the value of a unit reflects the combined value of underlying stock and a small amount of cash equivalents that are included to allow for the regular processing of transactions. The common stock portion of the fund is valued based on the closing price as reported on the New York Stock Exchange, which is classified as a Level 1 in the hierarchy. The cash equivalent portion is held in a money market fund and is also classified as Level 1 in the hierarchy.

(3) Common / collective trusts are valued based on the calculated net asset value of the respective investment entity. Although the trusts themselves are not publicly traded, the underlying assets are traded on exchanges and on other markets, and price quotes for the assets held by these trusts are readily available. Additionally, the net asset value per share is determined and published daily and is the basis for current transactions. These investments are classified as Level 2 in the hierarchy.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

The following table summarizes the Plan’s investments at fair and contract value as of December 31, 2020, based on the valuation inputs (in thousands):

	Total	Level 1 Inputs	Level 2 Inputs

Mutual Funds	$863,756	$863,756	$—
Company Stock Fund	286,249	286,249	—
Common / Collective Trusts	1,953,486	—	1,953,486

Total investments at fair value	$3,103,491	$1,150,005	$1,953,486

Investments at contract value	482,819

Total investments	$3,586,310

The following table summarizes the Plan’s investments at fair and contract value as of December 31, 2019, based on the valuation inputs (in thousands):

	Total	Level 1 Inputs	Level 2 Inputs

Mutual Funds	$807,244	$807,244	$—
Company Stock Fund	321,905	321,905	—
Common / Collective Trusts	1,791,238	—	1,791,238

Total investments at fair value	$2,920,387	$1,129,149	$1,791,238

Investments at contract value	410,384

Total investments	$3,330,771

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

NOTE 4 - INVESTMENT IN MASTER TRUST

All of the Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan and of the Salaried Plan of BNSF. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee.

The following table presents the total of investments in the Master Trust (in thousands):

	December 31, 2020		December 31, 2019

	Master Trust	Plan’s Investment	Master Trust	Plan’s Investment
Investments:
Mutual Funds	$1,384,640	$863,756	$1,277,756	$807,244
Company Stock Fund	447,733	286,249	502,386	321,905
Common / Collective Trusts	3,072,054	1,953,486	2,747,113	1,791,238

Total investments measured at fair value	4,904,427	3,103,491	4,527,255	2,920,387
Investments measured at contract value	779,882	482,819	675,132	410,384

Total	$5,684,309	$3,586,310	$5,202,387	$3,330,771

Plan’s Percentage of Investment in Master Trust Net Assets		63%		64%

Investment income for the Master Trust was as follows (in thousands):

Year Ended December 31, 2020
Investment income:
Net investment appreciation	$680,674
Interest and dividend income	84,907

Total	$765,581

Plan’s investment income in the Master Trust	476,206
Plan’s percentage of investment income from the Master Trust	62%

The Master Trust’s investment at contract value is a stable-value fund, which invests in traditional and alternative guaranteed investment contracts (GICs). GICs are contracts between an issuer and the Plan that provide for a fixed return on principal amounts invested over a fixed period of time. As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Net assets and net investment income/loss are allocated to participating plans based on number of units owned. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

Alternative GICs (a form of wrap contract) are typically paired with an underlying single or multiple high-quality fixed income investments, fixed income mutual funds, or with units of a collective trust bond portfolio. The wrap contract is owned by the Plan while the underlying investments may or may not be owned by the Plan, depending on the contract. Wrap contracts are issued by insurance or financial services institutions. Investment gains and losses are amortized over the expected duration of the underlying investments of that contract through the calculation of an interest rate applicable to the contract on a prospective basis. The wrap contracts provide for a variable crediting rate, which typically resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The wrap contract crediting rate is typically based on the current yield-to-maturity of the covered investments, plus or minus an amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is affected by the change in the annual effective yield-to-maturity of the underlying securities, and is also affected by the differential between the contract value and the market value of the covered investments. In addition, changes in duration from reset period to reset period can affect the crediting rate.

Certain events can limit the ability of the Plan to transact at contract value. Such events can include, but are not limited to, the following: (i) complete or partial Plan termination or merger with another plan; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of BNSF Railway or other BNSF Railway events (e.g., divestitures or spin-off of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Plan or Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Investment contracts generally impose conditions on the Plan. If an event of default occurs and is not cured, the issuer may terminate the contract. These events may include: (i) a breach of material obligation under the contract; (ii) a material misrepresentation; or (iii) a material amendment to the Plan agreement that is not approved and accepted by the issuer. The Plan may terminate wrap contracts at any time with notice, subject to certain conditions. Other than for reasons of Plan default, wrap contract issuers may generally only terminate contracts upon the completion of certain contract requirements, such as completion of a specified period of time.

If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, the Plan may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

NOTE 5 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held in the Master Trust are shares of mutual funds managed by the Trustee. The Plan also invests in the Class B common stock of Berkshire, a related party, through the Company Stock Fund, which is also held in the Master Trust. The Master Trust recorded purchases of $46 million and sales of $106 million of Berkshire Class B common stock during the year ended December 31, 2020. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Notes receivable from participants are also considered party-in-interest transactions.

Administrative expenses of the Plan, except for certain participant loan fees and Qualified Domestic Relations Order fees, are paid by BNSF Railway. For the year ended December 31, 2020, BNSF Railway paid $1.1 million in administrative expenses on behalf of the Plan.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service determined and informed BNSF Railway by letter dated May 21, 2018, that the Plan was qualified under IRC Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter; however, the Plan Administrator and tax counsel believe the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with IRC Section 401(k), amounts deducted from participants’ salaries as before-tax contributions are not income taxable to the participants until withdrawn or distributed. Non-Roth after-tax contributions are not subject to taxation upon withdrawal or distribution. Roth after-tax contributions and earnings are not subject to taxation upon withdrawal or distribution.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements of the Plan include distributions to participants as deductions when paid. The Department of Labor requires participant loans that violate the IRC to be recorded as deemed distributions on the Form 5500, although the Plan still holds the participant loans as an asset.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 (in thousands):

	As of December 31,
	2020	2019
Net assets available for benefits from the financial statements	$3,729,353	$3,483,522
Participant loans reduced by current year deemed distributions	(2,784)	(1,814)
Participant loans reduced by deemed distributions in prior years and currently outstanding	(13,368)	(12,779)

Net assets available for benefits from the Form 5500	$3,713,201	$3,468,929

The following is a reconciliation of the change in net assets available for benefits from the financial statements to the Form 5500 (in thousands):

Year Ended December 31, 2020
Net increase in net assets available for benefits per the financial statements	$245,831
Deemed distributions of participant loans for the current year	(2,784)
Deemed distributions of participant loans for the prior year	1,225

Net increase in net assets available for benefits per the Form 5500	$244,272

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2020

(Dollars in thousands)

EIN 41-6034000
Attachment to Form 5500, Schedule H, Line 4i:	Plan # 006
(in thousands)

(a)	(b)	(c)	(e)

	Identity of Issue, Borrower or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	BNSF 401(k) Plans Master Trust	Investment in Master Trust	$3,586,310

*	Notes receivable from participants	Interest rates of 4.25% -10.50% with maturities from less than one year to fifteen years	126,893

	Total assets held for investment purposes		$3,713,203

* Represents a party-in-interest, as defined by ERISA.

Column (d) is excluded from the presentation, as all investing activity is participant-directed; therefore, no disclosure of cost information is required.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan

By: /s/ Judy K. Carter

Judy K. Carter
Vice President and Chief Human Resources Officer

Date: June 23, 2021

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Whitley Penn LLP